Real Estate Associates Limited I-VII

55 Beattie Place, PO Box 1089

Greenville, SC 29602

August 14, 2007

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Daniel L. Gordon

Eric C. McPhee

Re:

Real Estate Associates Limited I-VII

Forms 10-KSB for the years ended December 31, 2006

Filed April 16, 2007

File No. 000-09262

Filed April 2, 2007

File No. 000-09782

Filed April 3, 2007

File No. 000-10673

Filed April 13, 2007

File No. 000-12439

Filed April 3, 2007

File No. 000-12438

Filed April 16, 2007

File No. 000-13112

Filed April 16, 2007

File No. 000-13810

____________________________________________

Ladies & Gentlemen:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) addressed to David R. Robertson on behalf of Real Estate Associates Limited I-VII (the “Partnerships”), in a letter dated August 2, 2007.  The Partnerships’ response to the Staff’s comment is set forth below and is numbered to correspond to the numbering of the Staff’s comment in the Staff’s letter.

* * * * *

Item 7 – Financial Statements

1.

Comment:  Please tell us whether or not you have considered the impact that SOP 07-1 will have on your financial statements.

United States Securities and Exchange Commission

August 14, 2007

Response:  In response to the Staff’s question, the Partnerships have considered and are evaluating the impact, if any, AICPA Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP 07-1”) may have on the Partnerships’ financial statements.  The Partnerships have been monitoring developments in the Accounting Standards Executive Committee project relating to the AICPA Audit and Accounting Guide Investment Companies.  The Partnerships are aware the AICPA issued SOP 07-1 on June 11, 2007 and this SOP is effective for fiscal years beginning on or after December 15, 2007, with earlier adoption encouraged.  The Partnerships are currently evaluating the impact, if any, that adoption of SOP 07-1 may have on their financial statements and the SAB 74 disclosures that will be necessary in the Partnerships’ next quarterly reports on Form 10-QSB.

As requested by the Staff, the Partnerships acknowledge that: (a) the Partnerships are responsible for the adequacy and accuracy of the disclosure in their filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnerships may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen Waters, Vice President, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

/s/Stephen Waters

Stephen Waters

Vice President

National Partnership Investments Corp., the Corporate General Partner of Real Estate Associates Limited I-VII

CC:

David R. Robertson